FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT AUGUST 25, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the First Half 2005
Summary
Group Review
Outlook for the business year 2005
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Unaudited Consolidated Statement of Changes in Stockholders ´ Equity
Reconciliation from Adjusted EBITDA to Net Income
SIGNATURE

Results for the First Half 2005

Highlights

•	Group revenues increase by 1.5 % to EUR 2,014.5 million

•	Group operating income rises by 23.2 % to EUR 298.0 million

•	Consolidated net income increases by 81.8 % to EUR 191.4 million

•	Consolidated net debt declines by EUR 101.9 million to EUR 1,872.0 million compared to the end of December 2004

•	Wireline segment is still characterized by strong broadband business (2Q 05 net additions 51,200, +77.2%) and fixed-to-mobile migration

•	Strong results of the foreign subsidiaries along with growth in Austria lead to a good performance in the wireless segment

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

Summary

in EUR million	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	1,011.0	995.6	1.5%	2,014.5	1,985.0	1.5%
Operating income	124.3	105.9	17.4%	298.0	241.9	23.2%
Net income	75.7	34.6	118.8%	191.4	105.3	81.8%
Adjusted EBITDA*	395.8	389.7	1.6%	832.1	806.4	3.2%
Earnings per share (in EUR)	0.16	0.07	116.1%	0.39	0.21	85.7%
Capital expenditures	130.3	120.4	8.2%	249.5	191.4	30.4%

in EUR million	June 30, 2005	Dec. 31, 2004	% change
Net debt	1,872.0	1,973.9	-5.2%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
Vienna, August 24, 2005 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first half 2005 and the second quarter ending June 30, 2005.
Year-to-date comparison:
During the first half 2005 total group revenues increased by 1.5% to EUR 2,014.5 million.
Wireline revenues decreased by 2.1% to EUR 1,065.6 million in the first half 2005. On a comparable basis excluding the one-time recognition of universal services in the amount of EUR 13.0 million in 2Q 04 the decline amounted to 0.9%.
Wireless revenues increased by 4.2% to EUR 1,062.1 million driven mainly by the foreign operations, higher subscribers and strong data business resulting in higher monthly rental, traffic and roaming revenues.
The 23.2% rise in group operating income to EUR 298.0 million was driven by higher group revenues and lower depreciation and amortization expenses in the wireline business segment. Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.2% to EUR 832.1 million during 1H 05.
Consolidated net income of Telekom Austria for the first half 2005 rose by 81.8% to EUR 191.4 million, primarily due to a higher operating income, lower net interest payments and a decrease in the Austrian statutory tax rate from 34% to 25% as of January 1, 2005. Earnings per share increased from EUR 0.21 to EUR 0.39.
As a consequence of higher wireline investments in broadband access and in the core network as well as additional wireless investments to upgrade the Austrian network with EDGE technology, capital expenditures for tangible and intangible assets increased by 30.4% to EUR 249.5 million during 1H 05.
Net debt was reduced by 5.2% to EUR 1,872.0 million, despite higher capital expenditures, the distribution of dividends and an acceleration of the share buyback programme.
Quarterly comparison:
Quarterly figures show an increase in group revenues by 1.5% to EUR 1,011.0 million.
The 3.8% decline in wireline revenues to EUR 532.5 million in 2Q 05 was caused primarily by the non-recurring revenue of EUR 13.0 million for services rendered to alternative service providers under the universal service obligation in 2Q 04. Adjusted by this one-time effect the decline amounted to 1.5%.
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1H 2005“) are available on our website at www.telekom.at.
Results for the first nine months 2005 will be announced on November 16, 2005.
Contacts:
Investor Relations
Peter Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19000
E-Mail: peter.zydek@telekom.at
Corporate Communications
Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at
2 | Telekom Austria Group: Results for the First Half 2005

Higher revenues from “switched voice traffic” and “internet access & media” could not fully compensate for the decline in “switched voice monthly rental & other” and “data & IT-solutions including wholesale” revenues.
All operations of the wireless business segment contributed to an increase in revenues by 6.0% to EUR 535.3 million during 2Q 05, driven by higher monthly rentals as a result of a higher share of contract customers, higher traffic revenues due to higher average monthly charged minutes per customer and strong data business as well as higher equipment revenues.
Group operating income rose by 17.4% to EUR 124.3 million during 2Q 05. The 21.6% decrease of EUR 4.2 million in the wireline operating income, which was primarily due to the non-recurring income of EUR 13.0 million related to the universal service obligation in 2Q 04, was more than offset by the 18.6% increase of EUR 17.0 million in the operating income of the wireless segment.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 1.6% to EUR 395.8 million. Declining wireline operating expenses due to lower material and maintenance expenses only partly offset the impact of declining revenues, resulting in a decline in wireline adjusted EBITDA by 8.1% to EUR 197.4 million. Excluding the impact of the universal service obligation wireline adjusted EBITDA declined by 2.2%. Despite higher operating expenses due to higher employee costs for stock options and higher interconnection costs, adjusted EBITDA in the wireless segment rose by 10.0% to EUR 198.1 million.
Quarterly net income more than doubled to EUR 75.7 million in 2Q 05 compared to EUR 34.6 million in 2Q 04.
Capital expenditures increased by 8.2% to EUR 130.3 million during 2Q 05. This is a consequence of higher wireline investments to support a growing broadband customer base and due to investments of EUR 16.6 million in 1H 05 required under the Austrian Telecommunications Interception Ordinance to allow Austrian law enforcement agencies to standardize the data exchange. Wireless capital expenditures for tangible assets increased by 15.0% in 2Q 05 mainly due to higher investments for network upgrades in EDGE and UMTS technology.
Reporting changes
In 4Q 04 Telekom Austria adopted SFAS 123 to account for the stock-based compensation retrospectively as of January 1, 2004. The total compensation cost amounted to EUR 4.5 million for 2004. Thereof approximately EUR 1.0 million were attributable to 2Q 04 leading to a slight adjustment of the reported figures for this quarter.
Telekom Austria Group: Results for the First Half 2005 | 3

Group Review
Revenues and operating income by segment
Wireline
Year-to-date comparison:
Wireline revenues for the first half 2005 decreased by 2.1% to EUR 1,065.6 million. Wireline revenues in 2Q 04 included the one-time recognition of EUR 13.0 million for services rendered to alternative service providers under Telekom Austria’s universal service obligation from 1999 through June 30, 2004. Adjusted for this one-time effect, wireline revenues declined by 0.9%. Higher revenues from “switched voice traffic” and “Internet access & media” could not fully compensate for the decline in “switched voice monthly rental & other” and “data & IT-solutions including wholesale” revenues.
Despite lower wireline revenues, operating income increased by 45.6% to EUR 59.1 million mainly driven by lower depreciation and amortization expenses. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 2.8% to EUR 416.4 million during 1H 05. On a comparable basis, excluding the one-time effect in connection with universal services, the increase amounted to 0.3%.
Quarterly comparison:
The entry-level ADSL product continued to drive the growth of the ADSL customer base. ADSL net adds accelerated, rising to 51,200 in 2Q 05 compared to 28,900 in 2Q 04. After ADSL net adds nearly doubled in 1Q 05, the second quarter 2005 again showed strong growth. The total number of ADSL lines (including 98,600 wholesale customers) amounted to 495,100 at the end of June 2005. This resulted in a growth of Telekom Austria’s ADSL customer base of 54.4% compared to June 2004. To further capitalize on its increasing broadband customer base, Telekom Austria plans to launch a new television product via broadband in 2H 05.
The decline in total voice minutes by 5.6% to 1.3 billion minutes constitutes a slowdown compared to the previous quarter and was primarily due to fixed-to-mobile migration and lower international call volumes. In 1Q 05 the decline amounted to 7.5%. Including Internet dial-up minutes, total minutes declined by 17.1% to 1.8 billion, reflecting the continuing migration of dial-up customers to higher value broadband products.
Telekom Austria further increased its voice market share to 55.6% at the end of 2Q 05, compared to 53.3% at the end of 2Q 04. Market share including Internet dial-up increased to 55.8% compared to 54.6% at the end of June 2004. The number of access lines fell by 3.6% to 2.85 million as of June 30, 2005 compared to June 30, 2004 and by 0.8% compared to the end of 1Q 05.
TikTak packages totaled 1.53 million at the end of June 05 (+ 10.5% compared to the prior year). 54% of all access lines have now moved to this tariff family.
The number of unbundled lines rose to 97,000 at the end of 2Q 05, compared to 46,300 at the end of 2Q 04 and 72,900 at the end of FY 04.
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 18.
Wireline

in EUR million	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	532.5	553.6	-3.8%	1,065.6	1,088.8	-2.1%
Operating income	15.2	19.4	-21.6%	59.1	40.6	45.6%
Adjusted EBITDA*	197.4	214.8	-8.1%	416.4	428.2	-2.8%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
4 | Telekom Austria Group: Results for the First Half 2005

An improved call mix due to a proportionately lower share of local calls and a positive impact from the sale of bonus packages resulted in higher average national and fixed-to-mobile tariffs. As a result, the overall average voice tariff increased by 2.8% to EUR 7.7 cents per minute during 2Q 05 compared to the same period last year.
Total wireline revenues decreased by 3.8% to EUR 532.5 million during 2Q 05 compared to the same period last year. Excluding the one-time effect from the universal service obligation included in 2Q 04, the decline amounted to 1.5%. The decline was primarily caused by lower revenues from “switched voice monthly rental & other” as well as “data & IT-solutions including wholesale”.
“Switched voice traffic” revenues rose by 2.4% to EUR 100.9 million, caused by the significant increase of the overall average voice tariff, thus fully compensating for the lower calling volumes.
The 4.1% decline in revenues from “switched voice monthly rental & other” to EUR 138.6 million is entirely due to the lower number of access lines.
In 2Q 05 event-based premium rate services could not fully compensate for declining revenues from payphones thus resulting in a slight decline of 1.6% to EUR 12.1 million in “payphones & value added services”.
Revenues from “data & IT-solutions including wholesale” declined by 7.2% to EUR 101.6 million. The price pressure on leased line tariffs, migration to less-costly IP-based services, and lower purchasing from government organizations were responsible for the decline.
Revenues from “Internet access & media” increased in 2Q 05 by 14.3% to EUR 58.3 million compared to EUR 51.0 million in 2Q 04. This growth was driven by the higher ADSL customer base, although at a lower ADSL ARPU.
“Wholesale voice & Internet” revenues showed a decline of 11.8% to EUR 90.2 million. Adjusted for the non-recurring recognition of EUR 13.0 million revenues for universal service rendered to alternative service providers under Telekom Austria’s universal service obligation in 2Q 04, an increase of 1.0% was generated. 2Q 05 showed slightly higher international transit revenues due to a higher portion of traffic terminating in mobile networks compared to 2Q 04. Growth in ADSL wholesale and unbundled lines had a positive impact on revenues in “Wholesale voice & Internet” in 2Q 05.
“Other wireline” revenues fell by 13.0% to EUR 30.8 million during 2Q 05, primarily as a result of declining equipment sales and lower revenues from directory services.
The decline in wireline revenues was partly compensated by lower operating expenses and lower depreciation and amortization charges. This led to a decline in operating income to EUR 15.2 million, compared to EUR 19.4 million in 2Q 04. Personnel costs showed a slight decline despite higher costs related to the stock option program, which grew from EUR 0.8 million in 2Q 04 to EUR 2.6 million in 2Q 05 as an additional tranche was allocated. Operating expenses fell due to lower material expenses and declining costs for maintenance and repair services. The decline in other operating expenses was mainly due to a substantially lower net loss from retirement of long-lived assets, which fell from EUR 11.1 million in 2Q 04 to EUR 1.1 million in 2Q 05. Excluding the one-time effect of the universal service obligation in the amount of EUR 13.0 million in 2Q 04, operating income increased from EUR 6.4 million in 2Q 04 to EUR 15.2 million in 2Q 05.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined by 8.1% to EUR 197.4 million. Excluding the one-time effect of the invoicing of the universal service obligation in the amount of
Telekom Austria Group: Results for the First Half 2005 | 5

EUR 13.0 million, this decline is reduced to 2.2%.
The number of customers at Czech On Line totalled 212,500 at the end of 2Q 05, compared to 263,800 at the end of 2Q 04 and 239,000 at the end of 1Q 05. The decline was due to customer migration from dial-up to ADSL or GSM-based access. Nevertheless revenues increased by 12.4% to EUR 5.7 million during 2Q 05 compared to the same period last year. Higher dial-up ARPU compensated for the decline in the subscriber base. In line with 1Q 05, higher interconnection expenses and marketing and sales efforts affected operating income. Operating income declined from EUR 0.8 million in 2Q 04 to EUR 0.1 million in 2Q 05. Adjusted EBITDA declined by 47.3% to EUR 0.7 million in 2Q 05.
Wireless
Year-to-date comparison:
In the wireless-segment the first half year 2005 saw an increase in total operating revenues of 4.2% to EUR 1,062.1 million compared to the same period in the previous year. All regions contributed to this growth with a higher customer base, a higher share of contract subscribers and a well performing data business. Additionally higher traffic and roaming revenues contributed to this increase.
Wireless operating income increased by 12.3% to EUR 238.0 million in 1H 05 driven primarily by higher operating revenues and from a one-time gain from the sale of a UMTS frequency package and GSM equipment in the amount of EUR 13.0 million in 1H 05.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 6.7% to EUR 415.0 million. The adjusted EBITDA margin increased from 38.2% in 1H 04 to 39.1% in 1H 05.
Total subscribers rose by 4.7% to slightly above 5.0 million at the end of June 2005 compared to the prior year period and 4.98 million at the end of March 2005.
Quarterly comparison:
As a result of a larger customer base, a higher share of contract customers, a strong data business, and increased equipment revenues from high gross adds, operating revenues increased to EUR 535.3 million in the wireless segment during 2Q 05 compared to the same period last year.
Although operating expenses and depreciation and amortization charges increased by 3.2%, operating income increased by 18.6% to EUR 108.6 million. This increase was mainly driven by higher operating revenues. Despite higher operating expenses mainly from higher interconnection costs and increased employee costs due to provisions for the stock option program in the amount of EUR 1.3 million in 2Q 05 (2Q 04: EUR 0.6 million) operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 10.0% to EUR 198.1 million.
mobilkom austria
In a competitive environment mobilkom austria further increased its customer base to 3.3 million subscribers at the end of 2Q 05 (+4.0% year-on-year). This constitutes 2,100 net adds in 2Q 05 on a quarter-on-quarter basis. The share of contract subscribers rose to 55.5% in 2Q 05.
Note: Detailed operational figures of the wireless segment are shown in the appendix on page 19
Wireless

in EUR million	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	535.3	505.2	6.0%	1,062.1	1,019.3	4.2%
Operating income	108.6	91.6	18.6%	238.0	212.0	12.3%
Adjusted EBITDA*	198.1	180.1	10.0%	415.0	389.1	6.7%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
6 | Telekom Austria Group: Results for the First Half 2005

For the first time, Austrian mobile penetration exceeded 100% reaching 101.2% at the end of June 05. Market share decreased to 39.8% at the end of June 05 compared to 40.4% at the end of March 05. In a competitive environment mobilkom austria managed to keep churn nearly stable at 4.0% after 3.9% in 2Q 04. This reflected the success of customer retention measures despite the introduction of mobile number portability (MNP) during 4Q 04.
The strong performance of the data business is reflected in data as a portion of traffic-related revenues, which reached 16.3% in 2Q 05 compared to 11.3% in the same quarter of the previous year. The increase is driven by a higher penetration of GPRS- and UMTS handsets. This resulted in higher usage of data services (Vodafone live!) and mobile broadband (Vodafone Mobile Connect Cards UMTS).
In July 2005 mobilkom austria announced that its Vodafone Mobile Connect Card achieved the best performance among the Vodafone group companies in terms of users in relation to the customer base. 30,000 Vodafone Mobile Connect Cards UMTS had been sold in Austria until July 2005. Approximately 10% to 15% of new contract customers of mobilkom austria are data card customers. The number of charged SMS increased by 3.0% to 126.5 million in 2Q 05.
In July 2005 mobilkom austria became the only Austrian operator to offer a nationwide 3G high-speed multimedia network based on a combination of UMTS + EDGE. With UMTS already covering over 62% of the population, the addition of EDGE provides 97% 3G network coverage.
Revenues of mobilkom austria rose by 3.6% to EUR 411.4 million during 2Q 05 primarily driven by higher monthly rental revenues.
The average monthly revenue per user (ARPU) in the 2Q 05 remained stable at EUR 36.8 as the increase of data ARPU fully compensated for the decline in voice ARPU, the latter was a result of price cuts.
Average charged minutes of use per subscriber increased by 10.9% to 135.2 minutes during 2Q 05 compared to the second quarter 04.
Subscriber acquisition costs (SAC) decreased by 21.0% to EUR 12.4 million due to lower subsidies although gross adds increased. Subscriber retention costs (SRC) increased by 2.9% in 2Q 05 to EUR 17.6 million due to higher accruals for customer loyalty programs despite the lower number of handset replacements and lower subsidies.
These developments led to an increase in operating income by 13.6% to EUR 86.0 million. Operating income before depreciation and amortization (adjusted EBITDA) rose by 8.3% to EUR 149.8 million during 2Q 05.
VIPnet
The mobile penetration in Croatia rose to 67.6% at the end of 2Q 05, compared to 60.4% as of the end of the same period in the previous year. The subscriber base of VIPnet rose by 7.1 % to 1.33 million as of the end of 2Q 05, compared to the end of 2Q 04 and by 1.2% compared to end of the previous quarter. The share of contract subscribers rose to 16.4% compared to 15.1% in the same quarter of the previous year. The market share of VIPnet decreased from 46.8% at the end of June 04 to 44.7% at the end of June 05.
Revenues of VIPnet increased by 12.4% to EUR 103.3 million during 2Q 05 compared to the same period last year. Higher traffic revenues due to the growing subscriber number and higher usage as well as higher equipment sales caused this increase. A strong increase in contract ARPU driven by a higher number of minutes of use charged (MOU) led to a rise in overall ARPU by 2.4% to EUR 21.3.
Rising revenues despite a small increase in costs due to higher material expenses
Telekom Austria Group: Results for the First Half 2005 | 7

(higher handset sales) allowed for a rise in the operating income by 28.0% to EUR 20.6 million in 2Q 05 compared to the same period of the prior year and an increase in operating income before depreciation, amortization and impairment charges (adjusted EBITDA) by 11.1% to EUR 41.1 million.
On June 14, 2005 VIPnet and Tele2 signed a national roaming contract to enable Tele2 users to roam on the mobile network of VIPnet. Under the agreement VIPnet will provide national roaming for voice services as well as sending and receiving text messages (SMS). The contract is valid for 3 years.
Si.mobil
Si.mobil increased its subscriber figures by 1.8% to 368,100 as of the end of June 05 compared to the same period last year. Market penetration in Slovenia rose to 79.6%. The share of contract subscribers reached 44.0% in 2Q 05 compared to 41.1% at the end of 2Q 04. Market share was 23.4% as of the end of June 05 and remained stable compared to the end of June of the previous year.
The 13.9% rise in revenues to EUR 23.7 million was mostly driven by ARPU, higher traffic and monthly rental revenues as well as higher interconnection revenues. In 2Q 05 the average ARPU increased by 11.0% to EUR 16.1 compared to the same period last year.
Si.mobil’s operating income increased from EUR 0.3 million to EUR 1.7 million driven by higher revenues despite of 7.2% higher operating expenses and depreciation and amortization. On the level of operating income before depreciation, amortization and impairment charges (adjusted EBITDA) profitability continued to improve to EUR 6.7 million during 2Q 05 compared to EUR 5.0 million during 2Q 04.
Consolidated net profit
Year-to-date comparison:
Net interest expenses decreased by 21.3% to EUR 51.5 million as a result of lower interest expenses due to ongoing net debt reduction and lower interest rates as well as higher interest income.
During 2Q 04 the Austrian Parliament approved the reduction of the statutory tax rate from 34% to 25%, effective as of January 1, 2005. As a consequence deferred tax assets and liabilities had to be revalued in 2Q 04 , increasing tax expenses by EUR 18.8 million. Net of this effect the effective tax rate decreased from 32.9% in 1H 04 to 24.6% in 1H 05. This allowed income tax expense to fall by 22.1%, even though income before taxes and minority interests increased by 36.7% to EUR 253.9 million compared to the previous year.
Overall net income rose by 81.8% to EUR 191.4 million in 1H 05 compared to last year. Basic and diluted earnings per share increased from EUR 0.21 during 1H 04 to EUR 0.39 during 1H 05.
Quarterly comparison:
Net interest expense fell in line with the previous quarter by 19.4% to EUR 25.0 million during 2Q 05. Income tax expense fell to EUR 25.5 million in 2Q 05 compared to EUR 41.9 million in 2Q 04, benefiting from a reduced income tax rate.
Quarterly net income more than doubled to EUR 75.7 million compared to EUR 34.6 million in the same quarter of the previous year. Basic and diluted earnings per share consequently increased from EUR 0.07 to EUR 0.16.
Capital expenditures
Year-to-date comparison:
Capital expenditures for tangible assets increased in 1H 05 by 36.4% to EUR 248.1 million. The rise in the wireline segment was caused by investments to support the growing broadband customer base and by investments of
8 | Telekom Austria Group: Results for the First Half 2005

Capital Expenditures

in EUR million	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Wireline tangible	73.8	63.8	15.7%	137.4	107.5	27.8%
Wireless tangible	55.3	48.1	15.0%	110.7	74.4	48.8%

Tangible	129.1	111.9	15.4%	248.1	181.9	36.4%

Intangible	1.2	8.5	-85.9%	1.4	9.5	-85.3%

Total	130.3	120.4	8.2%	249.5	191.4	30.4%

EUR 16.6 million required under the Austrian Telecommunications Interception Ordinance, compliance with which had to be achieved by July 1, 2005. In the wireless segment expenditures for tangible assets grew by 48.8% to EUR 110.7 million mainly due to the network upgrade for EDGE technology in Austria. Expenditures for intangible assets decreased by 85.3% to EUR 1.4 million. Altogether total capital expenditures increased by 30.4% to EUR 249.5 million.
Quarterly comparison:
During 2Q 05 group capital expenditures for tangible and intangible assets rose by 8.2% to EUR 130.3 million, with capex for tangible assets rising by 15.4% to EUR 129.1 million.
The 15.7% increase in wireline capital expenditures for tangible assets to EUR 73.8 million during 2Q 05 was mostly a consequence of higher investments into the broadband infrastructure and into the core network. Investments into the core network include one-off additional capital expenditures of EUR 6.9 million which were required under the Austrian Telecommunications Interception Ordinance to allow Austrian law enforcement agencies to standardize the data exchange.
In the wireless segment capital expenditures for tangible assets increased by 15.0% to EUR 55.3 million. mobilkom austria faced higher investments for network upgrades in EDGE and UMTS technology.
Group capital expenditures for intangible assets fell from EUR 8.5 million in 2Q 04 to EUR 1.2 million in 2Q 05 due to lower spending on license and software usage rights in Austria.
Cash flow and net debt
Year-to-date comparison:
The increase in cash generated from operations in 1H 05 by 16.7% to EUR 634.1 million was mostly due to higher net income and the decrease in the change in working capital to EUR 150.9 million.
Cash used in investing activities rose by 69.4% to EUR 331.6 million due to higher capital expenditures and the payment of EUR 80.0 million as option price to purchase Mobiltel AD.
Two Eurobonds with a nominal value of EUR 500 million each, issued in January 2005 generated a cash inflow of EUR 989.0 million. After principal payments of EUR 443.2 million in long-term debt, an accelerated share buyback in the amount of EUR 62.6 million and the distribution of a dividend in the amount of EUR 117.8 million EUR 359.2 million net cash generated from financing activities remained in 1H 05.
Quarterly comparison:
During 2Q 05 cash generated from operations slightly increased by 2.6% to EUR 357.9 million driven primarily by higher net income.
Higher capital expenditures could partly be offset by higher proceeds from the sale of investments, thus cash used in investing activities increased by 4.4% to EUR 137.1 million during 2Q 05.
In the second quarter 2005 higher repayments of long-term debt as well as the distribution of the dividend in the amount of EUR 117.8 million and the share buyback in the amount of EUR 47.7 million resulted in a cash outflow in the amount of EUR 491.6 million compared to EUR 243.4 million in the same quarter of the previous year. The purchase of treasury stock during 2Q 05 amounted to EUR 47.7 million. More details about Telekom Austria’s share buyback programme are provided under “Other events”.
Telekom Austria Group: Results for the First Half 2005 | 9

Cash flow and net debt

in EUR million	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Cash generated from operations	357.9	348.8	2.6%	634.1	543.3	16.7%
Cash from (used in) investing activities	-137.1	-131.3	-4.4%	-331.6	-195.7	-69.4%
Cash from (used in) financing activities	-491.6	-243.4	-102.0%	359.2	-497.6	—
Effect of exchange rate changes	0.7	0.6	16.7%	1.0	-0.5	—

Net increase (decrease) in cash and cash equivalents	-270.1	-25.3	-967.6%	662.7	-150.5	—

in EUR million	June 30, 2005	Dec. 31, 2004	% change
Net debt	1,872.0	1,973.9	-5.2%
Overall, net debt declined by EUR 101.9 million during the first half 2005 to EUR 1,872.0 million as of June 30, 2005. The debt-equity ratio (net gearing) decreased to 67.6%, compared to 72.0% as of December 31, 2004.
Net debt includes long-term debt, short-term borrowings, capital leases, cash and cash equivalents, marketable securities, short-term financing with related parties as well as financial instruments included in other assets and other current assets. Short-term borrowings are reduced by the short-term portion of capital lease and cross-border lease obligations.
Personnel
Total group headcount fell by 624 to 13,184 employees as of the end of June 05 compared to 13,808 employees at the end of June 04. At the end of December 04 the headcount amounted to 13,307 employees. The decline resulted from a 5.6% decline in the wireline and a 1.6% decline in the wireless workforce. As a consequence of the strong reduction during past years headcount is expected to show substantially lower declines, primarily from attrition, for the full year 2005.
Other events
At the AGM held on May 25, 2005 the authorization of the Management Board to acquire treasury shares was extended until November 25, 2006 to the maximum extent legally permitted, at a minimum price of EUR 9 and a maximum price of EUR 21 per share. The authorization also comprises the use of repurchased shares and allows the Management Board to reduce the common stock of the company by up to EUR 109,050,000 corresponding to 10% of the share capital by withdrawing shares without further resolution of the Annual General Meeting.
Based on this authorization, Telekom Austria acquired 3,078,298 shares at an average purchase price of EUR 15.53 in 2Q 05. As of June 30, 2005 Telekom Austria held 10,340,793 treasury shares including 3.3 million shares bought back in February 2004 through the exercise of call options at an average purchase price of EUR 12.19. Thus, Telekom Austria reported a reduction in shareholders’ equity in the amount of EUR 126.0 million. Details of the purchases are published each Tuesday on our corporate website under www.telekom.at.
Personnel

	End of period			Average of period
(full-time employees)	June 30, 2005	June 30, 2004	change	1H 05	1H 04	Change
Wireline	9,585	10,150	-565	9,628	10,221	-593
Wireless	3,599	3,658	-59	3,613	3,666	-53

Total	13,184	13,808	-624	13,241	13,887	-646

10 | Telekom Austria Group: Results for the First Half 2005

Reported number of shares bought back published in this earnings release and on the website differ as a result of different record dates.
The AGM also approved the distribution of a dividend of EUR 0.24 per share and an amendment of the Articles of Association by which the number of Supervisory Board members is increased to up to 10 members and an age limit for members of the Supervisory Board, whereby election is possible until the age of 65 is introduced. The AGM elected two new members to the Supervisory Board.
On June 21, 2005 the parliament of the province of Lower Austria, one of the nine provinces in Austria, passed a law that levies a tax on the transmission masts of mobile operators. The law is due to come into effect on January 1, 2006 and remain in force for 4 years.
On June 23, 2005 the rating agency Moody’s raised the rating for Telekom Austria from “Baa2 positiv” to “A3 positiv” also reflecting the introduction of a new rating methodology for government-related issuers. On June 29, 2005 Standard & Poor’s raised its long-term corporate credit rating for Telekom Austria to “BBB+ stable” from “BBB positiv” due to the company’s continued solid operating performance combined with a conservative financial profile.
The following major subsequent events occurred after June 30, 2005:
In July 2005 Telekom Austria closed the acquisition of Mobiltel AD, the leading Bulgarian wireless operator. Telekom Austria Group acquired 100% of Mobiltel with an enterprise value of approximately EUR 1,600 million following the signing of a share purchase agreement on June 1, 2005. Mobiltel will be consolidated into Telekom Austria’s wireless segment from July 12, 2005 on.
As of June 30, 2005, Mobiltel had approximately 3.2 million subscribers, making it the largest mobile communications operator in Bulgaria with a subscriber market share of approximately 62.4%. Mobile penetration in Bulgaria is currently at approximately 65.8%.
Telekom Austria Group: Results for the First Half 2005 | 11

Outlook for the business year 2005
As a result of the acquisition of Mobiltel on July 12, 2005, the results for the full year 2005 will include almost 6 months of Mobiltel’s results. On a comparable basis, the results of the first half 2005 fully support the outlook for the business year 2005 included in the publication of the results for the first quarter 2005.
For the financial year 2005 Telekom Austria Group expects revenue growth of approximately 5%, primarily driven by the consolidation of Mobiltel from July 12, 2005. Adjusted EBITDA is expected to increase by approximately 10%, driven by the contribution of the Bulgarian operation. On a comparable basis, excluding the effect of consolidating Mobiltel, Telekom Austria continues to expect at least a flat development of revenues and adjusted EBITDA, with growth in the wireless segment compensating for the decline in the wireline segment.
Operating income is expected to increase further, benefiting from the contribution from Mobiltel as well as from the continuing decline in depreciation and amortization. Including Mobiltel’s results and after allocation and appropriate amortization of intangibles assets related to the acquisition of the company the definitive amount of which will be assessed by year-end, net income is expected to grow by approximately 50%. Group net income growth is also benefiting from a lower tax rate following the Austrian tax reform. The recognition of the intangibles is still in process and is expected to be definitely finalized by year-end.
Including capital expenditures in Mobiltel, Telekom Austria Group capital expenditure is expected to increase by approximately 15%. On a comparable basis, capital expenditures for tangible assets in 2005
12 | Telekom Austria Group: Results for the First Half 2005

will increase temporarily by slightly more 10% mainly due to investments in EDGE infrastructure in Austria, the UMTS network in Croatia, and certain investments required for compliance with the Austria Telecommunications Interception Ordinance in the wireline segment.
The plan to increase the pay-out ratio to 65% for the financial year 2005 reflects the sustained profitability and strong cash flow generation of Telekom Austria Group and the commitment by management to increase shareholder returns. This also includes the extension of the share buyback program and the increase of the maximum price per share allowed under this program. As of June 30, 2005 the distributable reserves in the statutory accounts earmarked for share buyback programmes amounted to EUR 464.5 million. The current buyback program runs until November 25, 2006. The execution of the buyback program will be balanced with further expansion steps and executed under the current legal framework and market conditions.
Cash flow from operations, however, will be considerably higher than the combined cash flows for capital expenditures, the dividend payment and the planned continuation of the share buyback program.
In the wireline segment the migration of voice volumes to mobile networks will continue. The broadband business will be strengthened with new content-related offers, but will still fail to fully compensate for the decline in other areas. The expected decline in revenues and adjusted EBITDA can also be explained by the one-off effects of a temporary increase in the international wholesale business and the invoicing of costs in connection with the provision of universal services reported in 2004 in the wholesale business. However, a sustained decline in depreciation and amortization expenses should allow a continued growth of operating income.
Despite the beginning of consolidation in the Austrian market, we expect competition in the near term to remain strong. Against this background, mobilkom austria will focus even more strongly on marketing a broad portfolio of data services developed in cooperation with Vodafone. Nevertheless, the expected increase in revenues, adjusted EBITDA and operating income will largely be attributable to foreign operations including Mobiltel. The market entry of a third operator is expected to lead to a slowdown in growth in Croatia.
Disclaimer: Although Telekom Austria has conducted diligence customary in acquisitions in Central and Eastern Europe, based on the information to which Telekom Austria was given access during the acquisition process, Telekom Austria has not been involved in the management of Mobiltel until July 12, 2005. As a result, Telekom Austria’s assessment of the risks and opportunities presented by the acquisition, as well as the effects of the acquisition on Telekom Austria’s financial results, may not be accurate and there may be risks of which Telekom Austria is not aware. The description of Mobiltel and its financial data contained in this press release is based solely upon the information provided to Telekom Austria during the acquisition process and during the short period of time of its involvement in the management of Mobiltel since July 12, 2005.
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
Telekom Austria Group: Results for the First Half 2005 | 13

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	June 30,	December 31,
	2005	2004
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	950.9	288.2
Short-term investments	32.7	10.5
Accounts receivable-trade, net of allowances of EUR 69.5 and EUR 73.5 as of June 30, 2005 and December 31, 2004	431.3	408.8
Accounts receivable sold, net of allowances of EUR 38.0 and EUR 21.2 as of June 30, 2005 and December 31, 2004	192.6	173.4
Receivables due from related parties	1.0	0.1
Inventories	91.4	83.1
Deferred tax assets	30.6	59.9
Prepaid expenses	112.0	100.2
Taxes receivable	1.6	3.7
Assets held for sale	2.7	2.7
Other current assets	218.6	143.3
Total Current Assets	2,065.4	1,273.9

Property, plant and equipment, net	3,643.1	3,888.7
Goodwill	600.1	596.6
Other intangible assets, net	634.4	667.3
Investments in affiliates	3.8	3.6
Other investments	151.1	133.2
Deferred tax assets	18.5	19.4
Other assets	708.9	659.8

TOTAL ASSETS	7,825.3	7,242.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	562.8	751.1
Accounts payable — trade	436.5	534.5
Accrued liabilities	185.7	194.3
Payables to related parties	14.5	22.9
Deferred income	170.0	169.0
Income taxes payable	26.6	18.0
Other current liabilities	207.7	182.3
Total Current Liabilities	1,603.8	1,872.1

Long-term debt, net of current portion	2,421.4	1,647.2
Lease obligations, net of current portion	801.0	761.1
Employee benefit obligations	110.2	110.0
Other liabilities and deferred income	119.8	110.5
Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2004: 560,000,000) issued	1,090.5	1,090.5
Treasury shares	-126.0	-63.4
Additional paid in capital	453.6	458.1
Retained earnings	1,340.1	1,266.6
Accumulated other comprehensive loss	10.9	-10.2
Total Stockholders’ Equity	2,769.1	2,741.6

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,825.3	7,242.5

14 | Telekom Austria Group: Results for the First Half 2005

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

			2Q 05	2Q 04	1H 05	1H 04
			unaudited	unaudited	unaudited	unaudited
Operating revenues	a	)	1,011.0	995.6	2,014.5	1,985.0

Operating expenses	b	)
Materials			-67.0	-71.3	-135.5	-137.8
Employee costs, including benefits and taxes			-167.8	-165.6	-339.4	-339.8
Depreciation and amortization			-271.6	-283.7	-534.1	-564.2
Impairment charges			0.0	0.0	0.0	-0.2
Other operating expenses			-380.3	-369.1	-707.5	-701.1

Operating income			124.3	105.9	298.0	241.9
Other income (expense)
Interest income	c	)	24.0	18.6	45.0	37.0
Interest expense	d	)	-49.0	-49.6	-96.5	-102.4
Equity in earnings of affiliates			0.0	0.1	0.2	0.3
Other, net			1.9	1.6	7.2	8.9

Income before income taxes, minority interests			101.2	76.6	253.9	185.7

Income tax expense			-25.5	-41.9	-62.5	-80.2
Minority interests			0.0	-0.1	0.0	-0.2

Net income			75.7	34.6	191.4	105.3

Basic and fully diluted earnings per share			0.16	0.07	0.39	0.21
Weighted-average number of ordinary shares in issue			491,116,906	497,464,534	492,392,234	498,208,146

a) includes revenues from related parties of			13.0	12.0	28.3	33.0
b) includes operating expenses from related parties of			25.5	35.5	50.5	62.4
c) includes interest income from related parties of			0.0	0.0	0.0	0.0
d) includes interest expense from related parties of			0.0	0.0	0.0	0.0
Telekom Austria Group: Results for the First Half 2005 | 15

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR million)

	2Q 05	2Q 04	1H 05	1H 04
	unaudited	unaudited	unaudited	unaudited
Cash generated from operations
Net Income	75.7	34.6	191.4	105.3
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	271.6	283.7	534.1	564.4
Employee benefit obligation — non cash	1.2	2.8	4.5	3.9
Allowance for doubtful accounts	13.7	8.6	20.0	13.3
Change in deferred taxes	16.2	34.4	43.0	62.0
Equity in earnings of affiliates less than (in excess of) dividends received	0.0	-0.1	-0.2	-0.3
Stock compensation	0.6	1.5	6.5	1.7
Asset retirement obligation — accretion expense	0.8	0.4	1.6	0.7
Settlement of asset retirement obligation	-0.3	0.0	-0.6	0.0
Gain on sale of investments	-0.3	-0.1	-3.7	-3.4
Loss on disposal / retirement of equipment	1.2	11.2	-11.4	21.5
Other	-0.2	-0.1	-0.2	-0.2

	304.5	342.3	593.6	663.6
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-76.7	-72.3	-61.8	10.1
Due from related parties	-0.7	0.6	-0.9	1.1
Inventories	-5.1	9.9	-8.4	-1.4
Prepaid expenses and other assets	27.3	16.4	14.7	0.4
Accounts payable — trade	58.2	25.3	-94.1	-186.8
Employee benefit obligation	-2.0	-9.7	-4.3	-38.6
Accrued liabilities	-10.8	-13.1	0.0	-21.0
Due to related parties	-2.9	2.4	-8.4	-8.6
Other liabilities and deferred income	-9.6	12.4	12.3	19.2
	-22.3	-28.1	-150.9	-225.6

	357.9	348.8	634.1	543.3

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-130.3	-120.4	-249.5	-191.4
Acquisitions and investments, net of cash acquired	0.0	0.0	0.0	-0.2
Purchase of call option to acquire equity of target company	0.0	0.0	-80.0	0.0
Proceeds from sale of equipment	1.1	0.8	15.7	1.8
Purchase of investments — short-term	-22.9	-18.2	-44.9	-25.6
Purchase of investments — long-term	-0.2	-0.7	-0.9	-0.7
Proceeds from sale of investments — short-term	14.9	7.1	27.0	16.1
Proceeds from sale of investments — long-term	0.3	0.1	1.0	4.3

Cash used in investing activities	-137.1	-131.3	-331.6	-195.7

Cash from (used in) financing activities
Principal payment on bonds	0.0	-2.2	0.0	-2.2
Proceeds from issuance of long-term debt and bonds	0.0	0.0	989.0	0.0
Principal payments on long-term debt	-281.5	-183.5	-443.2	-459.3
Changes in short-term bank borrowings	-44.6	6.8	-6.2	57.6
Purchase of treasury shares	-47.7	0.0	-62.6	-29.9
Proceeds from sale of treasury shares	0.0	0.1	0.0	0.8
Dividends paid	-117.8	-64.6	-117.8	-64.6

Cash generated from (used in) financing activities	-491.6	-243.4	359.2	-497.6

Effect of exchange rate changes	0.7	0.6	1.0	-0.5

Net increase (decrease) in cash and cash equivalents	-270.1	-25.3	662.7	-150.5

Cash and cash equivalents at beginning of period			288.2	201.9
Cash and cash equivalents at end of period			950.9	51.4
16 | Telekom Austria Group: Results for the First Half 2005

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders’ Equity

	Common stock		Treasury stock				Accumulated
					Additional		other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders'
(in EUR millions)	shares	Par value	shares	at cost	capital	earnings	income (loss)	equity
Balance December 31, 2004	500,000,000	1,090.5	-6,255,694	-63.4	458.1	1,266.5	-10.2	2,741.5
Comprehensive income
Net income						191.4		191.4
Net unrealized gains on securities, net of EUR -0.2 deferred income tax							0.6	0.6
Foreign currency translation adjustment, Net of EUR -0.7 deferred income tax							18.2	18.2
Unrealized net gain of hedging activities, net of EUR -0.8 deferred income tax							2.3	2.3
Total comprehensive income								212.5
Distribution as dividend						-117.8		-117.8
Modification of stock option plan					-4.5			-4.5
Purchase of treasury shares			-4,085,099	-62.6				-62.6

Balance June 30, 2005	500,000,000	1,090.5	-10,340,793	-126.0	453.6	1,340.1	10.9	2,769.1

Net Debt

(in EUR millions)	June 30, 2005	Dec. 31, 2004
Long-term debt	2,421.4	1,647.2
Short-term debt	562.8	751.1
- Short-term portion of capital and cross border lease	-114.4	-95.3
+ Capital lease obligations	1.1	1.6
Cash and cash equivalents, short-term and long term investments	-998.9	-312.9
Financial instruments, included in other assets and other current assets	0.0	-17.8
Net debt	1,872.0	1,973.9

Net debt/equity	67.6%	72.0%

Telekom Austria Group: Results for the First Half 2005 | 17

Reconciliation from Adjusted EBITDA to Net Income

	2Q 05	2Q 04	1H 05	1H 04
(in EUR millions)	unaudited	unaudited	unaudited	unaudited
Adjusted EBITDA (excluding impairment charges)*	395.8	389.7	832.1	806.4
Impairment charges	0.0	0.0	0.0	-0.2
Consolidated adjusted EBITDA (including impairment charges)	395.8	389.7	832.1	806.2
Depreciation and amortization	-271.6	-283.7	-534.1	-564.2
Interest income	24.0	18.6	45.0	37.0
Interest expense	-49.0	-49.6	-96.5	-102.4
Equity in earnings of affiliates	0.0	0.1	0.2	0.3
Other, net	2.0	1.6	7.2	8.9

Income before taxes, minority interests and cumulative effect of change in accounting principles	101.2	76.6	253.9	185.7
Income tax expense	-25.5	-41.9	-62.5	-80.2
Minority interests	0.0	-0.1	0.0	-0.2

Net income	75.7	34.6	191.4	105.3

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
18 | Telekom Austria Group: Results for the First Half 2005

Operating Results by Segment

(in EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues
Wireline	532.5	553.6	-3.8%	1,065.6	1,088.8	-2.1%
Wireless	535.3	505.2	6.0%	1,062.1	1,019.3	4.2%
Other & eliminations	-56.8	-63.2	10.1%	-113.2	-123.1	8.0%

Total revenues	1,011.0	995.6	1.5%	2,014.5	1,985.0	1.5%

Operating income
Wireline	15.2	19.4	-21.6%	59.1	40.6	45.6%
Wireless	108.6	91.6	18.6%	238.0	212.0	12.3%
Other & eliminations	0.5	-5.1	—	0.9	-10.7	—

Consolidated operating income	124.3	105.9	17.4%	298.0	241.9	23.2%

Adjusted EBITDA*
Wireline	197.4	214.8	-8.1%	416.4	428.2	-2.8%
Wireless	198.1	180.1	10.0%	415.0	389.1	6.7%
Other & eliminations	0.3	-5.2	—	0.7	-10.9	—

Consolidated adjusted EBITDA*	395.8	389.7	1.6%	832.1	806.4	3.2%

Capital Expenditures

	2Q 05	2Q 04	% change	1H 05	1H 04	% change
in EUR million	End of period			Average of period
Personnel (full-time employees)	June 30, 2005	June 30, 2004	change	1H 05	1H 04	change
Wireline	9,585	10,150	-565	9,628	10,221	-593
Wireless	3,599	3,658	-59	3,613	3,666	-53

Total	13,184	13,808	-624	13,241	13,887	-646

Wireline tangible	73.8	63.8	15.7%	137.4	107.5	27.8%
Wireless tangible	55.3	48.1	15.0%	110.7	74.4	48.8%
Tangible	129.1	111.9	15.4%	248.1	181.9	36.4%
Intangible	1.2	8.5	-85.9%	1.4	9.5	-85.3%

Total	130.3	120.4	8.2%	249.5	191.4	30.4%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Half 2005 | 19

Personnel
Operational Data Wireline

Lines and channels (in ’000):	June 30, 2005	June 30, 2004	% change
PSTN access lines	2,412.1	2,505.5	-3.7%
Basic ISDN access lines	432.8	447.1	-3.2%
Multi ISDN access lines	7.4	7.8	-4.6%

Total access lines	2,852.4	2,960.3	-3.6%

Total access channels	3,500.8	3,633.3	-3.6%

ADSL retail access lines	396.5	249.4	59.0%
ADSL wholesale access lines	98.6	71.3	38.4%

Total ADSL access lines	495.1	320.7	54.4%

Traffic minutes (in millions of minutes) during the period:	2Q 05	2Q 04	% change	1H 05	1H 04	% change
National	959	1,025	-6.5%	1,987	2,149	-7.5%
Fixed-to-mobile	213	214	-0.6%	420	429	-2.0%
International	110	118	-6.8%	225	240	-6.3%

Total voice minutes	1,282	1,357	-5.6%	2,632	2,818	-6.6%

Internet dial up	559	862	-35.2%	1,275	1,883	-32.3%

Total wireline minutes	1,841	2,219	-17.1%	3,907	4,701	-16.9%

Total voice market share				55.6%	53.3%
Total market share (incl. Internet dial up)				55.8%	54.6%
Total average voice telephony tariff (EUR/min.)	0.077	0.075	2.8%	0.076	0.074	3.0%
Total average Internet dial-up tariff (EUR/min.)	0.017	0.018	-5.6%	0.017	0.018	-5.6%

	June 30, 2005	June 30, 2004	% change
Internet subscribers in Austria (’in 000)	1,290.3	1,106.5	16.6%
Czech On Line customers (’in 000)	212.5	263.8	-19.4%

Wireline operating revenues (in EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Switched voice traffic revenues	100.9	98.5	2.4%	202.5	203.0	-0.2%
Switched voice monthly rental & other voice telephony revenues	138.6	144.6	-4.1%	277.8	289.0	-3.9%
Payphones & value added services	12.1	12.3	-1.6%	24.7	25.3	-2.4%
Data & IT-solutions including wholesale	101.6	109.5	-7.2%	204.4	216.6	-5.6%
Internet access & media	58.3	51.0	14.3%	116.3	102.2	13.8%
Wholesale voice telephony & Internet	90.2	102.3	-11.8%	178.4	184.8	-3.5%
Other	30.8	35.4	-13.0%	61.5	67.9	-9.4%

Total wireline operating revenues	532.5	553.6	-3.8%	1,065.6	1,088.8	-2.1%

20 | Telekom Austria Group: Results for the First Half 2005

Operational Data Wireless

mobilkom austria group (EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	535.3	505.2	6.0%	1,062.1	1,019.3	4.2%
Operating income	108.6	91.6	18.6%	238.0	212.0	12.3%
Adjusted EBITDA*	198.1	180.1	10.0%	415.0	389.1	6.7%
Data as a portion of traffic-related revenues	17.9%	13.8%

	June 30, 2005	June 30, 2004	% change
Subscribers (’000)	5,002.3	4,779.9	4.7%

mobilkom austria (EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	411.4	397.0	3.6%	835.5	817.3	2.2%
Operating income	86.0	75.7	13.6%	190.9	188.5	1.3%
Adjusted EBITDA*	149.8	138.3	8.3%	317.5	314.9	0.8%
Monthly ARPU (EUR)	36.8	36.8	0.0%
Subscriber acquisition cost (SAC)	12.4	15.7	-21.0%
Subscriber retention cost (SRC)	17.6	17.1	2.9%
Churn (3 months)	4.0%	3.9%
Monthly MOU charged/ø subscriber	135.2	121.9	10.9%

	June 30, 2005	June 30, 2004	% change
Subscribers (’000)	3,297.7	3,171.2	4.0%
Contract share	55.5%	53.4%
Market share	39.8%	42.3%
Market penetration	101.2%	91.8%

VIPnet (EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	103.3	91.9	12.4%	186.8	167.1	11.8%
Operating income	20.6	16.1	28.0%	34.8	24.3	43.2%
Adjusted EBITDA*	41.1	37.0	11.1%	75.0	65.4	14.7%
Monthly ARPU (EUR)	21.3	20.8	2.4%

	June 30, 2005	June 30, 2004	% change
Subscribers (’000)	1,332.8	1,244.1	7.1%
Contract share	16.4%	15.1%
Market share	44.7%	46.8%
Market penetration	67.6%	60.4%

Si.mobil (EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	23.7	20.8	13.9%	45.3	40.0	13.3%
Operating income	1.7	0.3	466.7%	3.6	0.0	—
Adjusted EBITDA*	6.7	5.0	34.0%	13.5	9.2	46.7%
Monthly ARPU (EUR)	16.1	14.5	11.0%

	June 30, 2005	June 30, 2004	% change
Subscribers (’000)	368.1	361.7	1.8%
Contract share	44.0%	41.1%
Market share	23.4%	23.4%
Market penetration	79.6%	78.4%

mobilkom [liechtenstein] (EUR million)	2Q 05	2Q 04	% change	1H 05	1H 04	% change
Revenues	3.8	2.2	72.7%	6.1	5.8	5.2%
Operating income	0.5	0.2	150.0%	1.1	0.8	37.5%
Adjusted EBITDA*	0.7	0.4	75.0%	1.4	1.1	27.3%

	June 30, 2005	June 30, 2004	% change
Subscribers (’000)	3.7	2.9	27.6%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Half 2005 | 19

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: August 25, 2005